UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, JAPAN, AND AUSTRALIA

Press release

Veolia Environnement announces the success of its EUR 2.6 billion capital increase with preferential subscription rights.

Paris, July 6, 2007 – The EUR 2.6 billion capital increase with preferential subscription rights, announced by Veolia Environnement on June 12, 2007 and the subscription period of which was open from June 14 to June 27, 2007 (inclusive), was a success. With this capital increase, Veolia Environnement reinforces its capital position and enhances its financial flexibility to pursue its growth.

The total amount of this capital increase is EUR 2,581,469,688 (including issue premium) for the issuance of 51,941,040 new shares.

Total subscription orders amounted to approximately EUR 3.84 billion. The offer was thus largely over-subscribed, at 1.5 times. 51,193,154 new shares have been subscribed as of right (à titre irréductible), representing 98.6 % of the new shares. Subscription orders for shares on a contingent basis (à titre réductible) amounted to 26,107,608 shares and will therefore be only partially filled, for 747,886 new shares.

Settlement and delivery and listing of the new shares issued in the capital increase will take place on July 10, 2007. The new shares will confer dividend rights in respect of any period from January 1, 2007. They will be fungible with existing shares already listed on Eurolist by EuronextTM Paris.

As of July 10, 2007, the total number of shares composing Veolia Environnement’s share capital will amount to 467,469,360 shares.

Information for the public

A prospectus having received a visa from the Autorité des marchés financiers (the “AMF,” the French securities regulator) under no. 07-180 on June 11, 2007 is available free of charge from the financial intermediaries designated to receive the subscriptions as well as from the registered office of Veolia Environnement. It can also be found on the websites of Veolia Environnement (www.veolia-finance.com) and the AMF (www.amf-france.org). This prospectus consists of the reference document filed with the AMF on April 3, 2007 under no. D.07-0264, an update of the reference document filed with the AMF on June 11, 2007 under number D.07-0264-A01, and a transaction note (“note d’opération”) that includes a summary of the prospectus.

Veolia Environnement draws the public’s attention to the sections relative to risk factors in the prospectus approved by the AMF.

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NOT FOR DISTRIBUTION DIRECTLY OR INDIRECTLY IN CANADA, JAPAN, AND AUSTRALIA

About Veolia Environnement

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world leader in environmental services. With more than 300,000 employees, the Company operates throughout the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006.

This press release is not an offer of securities for sale in the United States or any other jurisdiction. The securities may not be offered or sold directly or indirectly in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of the offering in the United States or to conduct a public offering of the securities in the United States.

This press release is not and, must not be, published, distributed or disseminated in Canada, Japan or Australia. This press release does not constitute or form part of any offer, solicitation or invitation to purchase or subscribe for, any securities referred to in this press release, nor shall any part of it nor the fact of its distribution from part of or be relied on in connection with any contract or investment decision relating thereto. This press release is being directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order.

Contact for analysts and institutional investors: Nathalie Pinon - Tel +33 (0)1 71 75 01 67

Our press releases are available on our site: http://www.veolia-finance.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 9, 2007

VEOLIA ENVIRONNEMENT
By: /s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary